TASEKO ANNOUNCES 2012 FIRST QUARTER PRODUCTION AND SALES RESULTS

April 11, 2012, Vancouver, BC - Taseko (TSX: TKO; NYSE Amex: TGB) (the "Company") announces 2012 first quarter total production of 20.8 million pounds of copper and 438,000 pounds of molybdenum for its 75% owned Gibraltar Mine.

For the first quarter, Taseko's 75% share of sales was 12.7 million pounds of copper and 354,000 pounds of molybdenum.

In the first quarter, mill throughput was reduced by approximately 500,000 tons, equivalent to roughly 2.7 million pounds of copper production, due to processing ore from a harder than average portion of the Granite Pit, complicated by extended periods of -30° Celsius weather as well as ground water encountered at the lower level benches. Also, a five-day unplanned shutdown to repair a SAG mill motor resulted in a further reduction in mill throughput of 250,000 tons, or nearly 1.4 million pounds of copper production.

Quarterly Comparison

	Q1 2012	Q4 2011
Mill Throughput (Millions, tons)	3.9	4.3
Copper
Grade (%)	0.305	0.292
Recoveries (%)	87.0	86.5
Production (Millions, pounds)	20.9	22.3
Molybdenum
Grade (%)	0.013	0.012
Recoveries (%)	43.1	38.8
Production (Thousands, pounds)	438	388

Copper inventory increased to approximately 6.8 million pounds at the end of the first quarter due to both port congestion and a mechanical breakdown at the vessel loading terminal which delayed Gibraltar’s late March marine shipment to early April.

Russell Hallbauer, President and CEO of Taseko, commented, "We anticipate returning to more normalized concentrator throughput levels this quarter. Molybdenum recovery continues to improve quarter-over-quarter and we expect copper recoveries to stabilize at approximately 89%.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production figures are reported on a 100% basis.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.
  For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.